Mail Stop 6010

      July 1, 2005





Mr. Pierre Plamondon, CA
Vice-President Finance and Chief Financial Officer
Exfo Electro-Optical Engineering Inc.
400 Godin Avenue
Vanier, QUEBEC G1M 2K2
Canada


	RE:	Exfo Electro-Optical Engineering Inc.
		Form 20-F for the fiscal year ended August 31, 2004
		Filed January 14, 2005
		File No. 0-30895


Dear Mr. Plamondon:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 20-F for the period ending August 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 43

Net Loss and Pro Forma Net Loss, page 61

1. We note that you present "pro forma net loss" and "pro forma net loss per share" that appears to be a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K. As indicated in Item 10(e)(ii)(B) of Regulation S-K, you may not adjust non-GAAP financial measures to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In this regard, we note items identified in your net loss breakdown appear to be recurring in nature. Under certain limited circumstances a non-GAAP financial measure may be adjusted for recurring items, however, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measure. Please revise future filings or advise.

Note 20. United States Generally Accepted Accounting Principles, page
F-39

2. Please refer to Note (d). Explain how your restructuring charges and integration activities meet the criteria in EITF 95-3. For example, based on page F-16, it appears that consolidation expenses such as training, recruiting and other special termination benefits would be outside the scope of EITF 95-3. Please advise.

3. With regard to Note (e) related to goodwill, fully explain how your U.S. GAAP accounting complies with SFAS 142. Explain in detail your goodwill impairment testing process and describe the basis for determining your reporting units and your goodwill allocation method.

Form 6-K filed April 6, 2005

4. We note your Form 6-K filed April 6, 2005 and January 14, 2005 contain non-GAAP financial measures that would otherwise be prohibited by Item 10(e) of Regulation S-K. Note that if you choose to incorporate by reference these Form 6-K`s or any subsequently filed Form 6-K`s that contain non-GAAP financial measures, you will be required to comply with Item 10(e) of Regulation S-K. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for further guidance.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dennis C. Hult, Staff Accountant, at (202)
551-
3618 or myself at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671
with any other questions.

								Sincerely,


								Angela J. Crane
								Accounting Branch Chief

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Pierre Plamondon, CA
Exfo Electro-Optical Engineering Inc.
July 1, 2005
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